Exhibit 99.117

Skeena’s Justin Himmelright Awarded AME 2020 Robert R. Hedley Award

Vancouver, BC (December 17, 2020) Skeena Resources Limited (TSX: SKE, OTCQX: SKREF) (“Skeena” or the “Company”) is pleased to announce that Justin Himmelright, Skeena’s Vice President of Sustainability, has been awarded the AME 2020 Robert R. Hedley Award for excellence in social and environmental responsibility by the Association of Mineral Exploration. Under Justin’s leadership in sustainability, Skeena has prioritized social and environmental values. Examples of Justin’s ideas and influence in this area include the launch of the Skeena’s Tahltan Mentorship Program, his advocacy of the British Columbia Regional Mining Alliance, and the development of a UBC graduate level course entitled “Mining and Indigenous Peoples of Canada.”

Within Skeena’s Mentorship Program for young Tahltan professionals, Skeena currently has five university students and recent graduates in engineering and environmental studies from the Tahltan Nation working with the Skeena Management team. The objective of the program is to provide these young people with the best possible experience and hands-on education in the mining industry which has such a significant presence in their Territory. One day they will be the leaders that guide the Nation and the Industry and oversee/manage building mines for the benefit of the Tahltan Nation.

Justin’s positive impact on both the Tahltan mentees and his students at UBC are documented by comments they have shared as part of the AME nomination process:

•	Justin Himmelright navigates the mining industry with an honesty and integrity that can be sensed by anybody fortunate enough to call him an associate.
•	My journey through the mining industry has been blessed by the generous and honourable nature of its members. Mr. Himmelright is a prime example of our industries best and it is people like him who are pushing mining, and indeed, Canadian, culture to the next level of inclusion and sustainability.
•	The Skeena Resources Mentorship Program is a concrete example of Mr. Himmelright’s efforts to contribute to the betterment of others. By thinking and maneuvering from a very high-level right down to the nuts and bolts, always from a place of selflessness, Mr. Himmelright can advance projects in a wholistic way that works to all parties’ advantage.
•	Justin has given me not only an opportunity to learn about mine engineering but has also shown me a way of thinking that resides outside of the box. I have gained a new perspective on mining, politics, and sustainability since having the pleasure of working for Mr. Himmelright, a perspective that I am fortunate and grateful to have been exposed to.
•	Justin is an exceptional leader not only within the company, but also within the exploration industry. Through his corporate work, he leads by example and demonstrates his profound understanding and skill when it comes to putting social and environmental values first while continuing to drive projects forward. This high-level dedication extends beyond the office to the classroom where he delivers his masters-level curriculum on Indigenous Peoples and Mining in Canada at the Norman Keevil Institute of Mining Engineering at UBC.

Walter Coles Jr., President & CEO commented, “On behalf of the Board and entire Skeena team we congratulate Justin on this well-deserved award. We are proud to have him part of the team and his efforts have made us a better company. I look forward to further innovation and creativity from Justin, as we continue to work closely with the Tahltan Nation and other interested parties in advancing the Eskay Creek project toward production.”

About Skeena

Skeena Resources Limited is a junior mining company focused on developing the past-producing Eskay Creek gold-silver mine located in Tahltan Territory in the Golden Triangle of northwest British Columbia, Canada. The Company released a robust Preliminary Economic Assessment in late 2019 and is currently focused on infill and exploration drilling at Eskay Creek to advance the project to Prefeasibility. Skeena is also exploring the past-producing Snip gold mine.

On behalf of the Board of Directors of Skeena Resources Limited,

Walter Coles Jr.

President & CEO

Contact Information

Investor Inquiries: info@skeenaresources.com

Office Phone: +1 604 684 8725

Company Website: www.skeenaresources.com

Cautionary note regarding forward-looking statements

Certain statements made and information contained herein may constitute “forward looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. These statements and information are based on facts currently available to the Company and there is no assurance that actual results will meet management’s expectations. Forward-looking statements and information may be identified by such terms as “anticipates”, “believes”, “targets”, “estimates”, “plans”, “expects”, “may”, “will”, “could” or “would”. Forward-looking statements and information contained herein are based on certain factors and assumptions regarding, among other things, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and other matters. While the Company considers its assumptions to be reasonable as of the date hereof, forward-looking statements and information are not guarantees of future performance and readers should not place undue importance on such statements as actual events and results may differ materially from those described herein. The Company does not undertake to update any forward-looking statements or information except as may be required by applicable securities laws.

Neither the Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.